

November 3, 2021

Bryan Bullett
Chief Executive Officer
Bit Digital, Inc.
33 Irving Place
New York, NY 10003

> **Re: Bit Digital, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form F-3**
> **Filed October 20, 2021**
> **File No. 333-258330**

Dear Mr. Bullett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2021 letter.

Amendment No. 2 to Registration Statement on Form F-3

Cover page

1. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date.

2. Please remove the disclosure on the cover page that recent statements and regulatory actions by China's government "are not expected to result in an adverse impact on [y]our corporate structure going forward or have a material change in [y]our operations and/or the value of [y]our securities or significantly limit or completely hinder [y]our ability to

offer or continue to offer securities to investors or cause the value of such securities to significantly decline or be worthless," and that you "do not believe such developments will adversely impact the Company's ability to conduct its business, accept foreign investments, or continued listing on Nasdaq or decrease the value of [y]our securities and/or significantly limit or completely hinder [y]our ability to offer or continue to offer our securities to investors." Your cover page should highlight the risks posed by having been a China-based issuer and by your previous and current operations in China. In this regard, we note your disclosure on pages 15 to 20.

Prospectus Summary, page 1

3.   We note your responses to our prior comments 1 and 2 and reissue in part. On page 1, you continue to state that you currently conduct your business through your "operating entities in China." In addition, on page 2 you disclose that your operations in China include "the deployment of [your] crypto assets by Bit Digital Strategies Limited." If you continue to have operating subsidiaries in China, please explain why they are not depicted in the diagram on page 2. Additionally, if applicable, please provide a separately captioned section in the Prospectus Summary explaining your current corporate structure, and clearly describe the operations of your operating entities in China and include cross references to relevant risk factors. Also, revise for consistency with your disclosure on page 2 where you state that you have no subsidiaries in mainland China. Finally, please clarify your current business operations in Hong Kong, and disclose whether your business operations in Hong Kong will continue given that all of your mining operations are conducted in the United States and Canada.

4.   We note your disclosure on page 2 that no permissions have been requested from the CSRC or the CAC. Please disclose the consequences if such permissions should have been requested and obtained. In addition, revise your disclosure on page 2 to address the fact that there is pending legislation that would reduce the number of consecutive non-inspection years required for triggering prohibitions under the HFCA Act from three years to two years.

Our Company, page 3

5.   Please describe the "security interest in the miners and other equipment" that you granted to Compute North. In addition, we note that the term of your agreement with Compute North is for the remainder of any Equipment Term. Please disclose the remainder of your current Equipment Terms.

6.   Refer to your response to comment 5. Please disclose whether your custodians store all digital assets you own, including stablecoins, or explain in sufficient detail how you store such stablecoins. In addition, state whether you hold any insurance for your digital assets, and, if so, provide a brief description of the insurance. In this regard, we note your disclosure on page 7 that you are actively seeking insurance for your digital assets.

Bryan Bullett
Bit Digital, Inc.
November 3, 2021
Page 3

Currency Transactions, page 7

7.   We note your disclosure that you exchange bitcoins for USDT or USDC. Please disclose
the risks associated with such digital assets, including the risk of volatility of the digital
assets and the risk that such digital assets could be deemed securities under the U.S.
federal securities laws. Please describe your internal processes for how you determine
whether the digital assets you hold are securities within the meaning of the U.S. federal
securities laws and clarify that such processes are risk based assessments and are not a
legal standard or binding on regulators. Please also tell us whether you have any plans to
hold any other types of digital assets in the future, and, if so and if known, identify such
digital assets, and describe how you would make a determination of whether to hold other
types of digital assets.

8.   Please disclose why you hold digital assets other than Bitcoin.

Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at (202) 551-
3666 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Elliot H. Lutzker, Esq.